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SECURI 08032108 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67634

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/7/07 (MM/DD/YY) AND ENDING 6/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WES Investments, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

143 Wood Road
(No. and Street)

Braintree (City) MA (State) 02184 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian T. Foley 888-937-1031
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leone, Morrissey, Henriksen & Synan, P.C.
(Name – *if individual, state last, first, middle name*)

80 Washington Street (Address) Norwell (City) MA (State) 02061 (Zip Code)

PROCESSED
SEP 05 2008
THOMSON REUTERS

SEC Mail Processing Section
AUG 26 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MA 9/4

OATH OR AFFIRMATION

I, Brian T. Foley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WES Investments, LLC., as of June 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public Kevin L. Nulton my commission exp. 2/21/2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WES INVESTMENTS, LLC.
(Sec. I.D. No. 8-67634)

Financial Statements for the Period From Inception (November 7, 2007) through June 30, 2008, Supplemental Schedule as of June 30, 2008, Supplemental Report on Internal Control, and Independent Auditors' Report

This report is filed in accordance with Rule 17a-5(e)(3) as a public document.

LEONE, MORRISSEY, HENRIKSEN & SYNAN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

WES INVESTMENTS, LLC.
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE PERIOD ENDED JUNE 30, 2008

LEONE, MORRISSEY, HENRIKSEN & SYNAN, P.C.

INDEPENDENT AUDITORS' REPORT

To The Members
WES Investments, LLC.
143 Wood Road
Braintree, Massachusetts

We have audited the accompanying statement of financial condition of WES Investments, LLC. (the Company) as of June 30, 2008, and the related statements of earnings, members' equity and cash flows for the period from inception, November 7, 2007 through June 30, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WES Investments, LLC., as of June 30, 2008, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission as of June 30, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934.

Certified Public Accountants

80 Washington Street, Building S, Norwell, Massachusetts 02061 781 • 878 • 9111 FX 781 • 878 • 3666 www.lmhscpas.com

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Leone, Morrissey, Henriksen & Synan, P.C.

Leone, Morrissey, Henriksen & Synan, P.C.

July 16, 2008

WES INVESTMENTS, LLC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2008

ASSETS

CASH	$ 225,001

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:	
Accrued Commissions	$ 5,250
Accounts Payable and Accrued Expenses	72,859
	78,109
MEMBERS' EQUITY	146,892
	$ 225,001

See Notes to Financial Statements

WES INVESTMENTS, LLC.
STATEMENT OF EARNINGS AND MEMBERS' EQUITY
PERIOD FROM INCEPTION
(NOVEMBER 7, 2007) THROUGH JUNE 30, 2008

REVENUE:	
Commissions	$ 273,809
Fee Income	41,503
	315,312
EXPENSES:	
Commissions	5,250
Consulting	32,100
Dues and Subscriptions	1,150
Management Services	10,500
Office Expense	3,977
Professional Fees	20,162
Regulatory Fees	14,225
Travel and Entertainment	1,612
	88,976
NET EARNINGS	226,336
MEMBERS' EQUITY, BEGINNING	
CONTRIBUTIONS FROM MEMBERS	117,100
DISTRIBUTIONS TO MEMBERS	(196,544)
MEMBERS' EQUITY, ENDING	$ 146,892

See Notes to Financial Statements

WES INVESTMENTS, LLC.
STATEMENT OF CASH FLOWS
PERIOD FROM INCEPTION
(NOVEMBER 7, 2007) THROUGH JUNE 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 226,336
Increase (Decrease) In:	
Accrued Commissions	5,250
Accounts Payable and Accrued Expenses	72,859
	304,445
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributed Capital	117,100
Distributions to Members	(196,544)
	(79,444)
NET INCREASE IN CASH	225,001
CASH, BEGINNING	
CASH, ENDING	$ 225,001

See Notes to Financial Statements

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. Organization - WES Investments, LLC (the Company) was organized pursuant to the provisions of the Massachusetts Limited Liability Company Act and commenced operations on November 7, 2007. The Company is 100% owned by Wealth Exchange Solutions, LLC.

2. Operations - WES Investments, LLC is engaged as a broker/dealer specializing in tenant-in-common securities ("TIC's") for accredited investors with a net worth of over one million dollars. TIC's are distributed as private placement investments under Regulation D of the Securities Act of 1933. The Company's business and results of operations are to a large extent, dependent on investment and real estate trends of the United States economy.

3. Security Transactions - The Company accounts for securities transactions and the related commission income and expense on a trade date basis.

4. Income Taxes - The company is treated as a disregarded entity for federal and state tax purposes. It is included in the tax return of its' sole member. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

5. Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The estimated fair value of financial instruments is determined by reference to various market data and valuation techniques, as appropriate. These techniques require the Company to develop assumptions on such items as discount rates and future cash flows. Accordingly, such fair value estimates may not necessarily be indicative of the amounts the Company would realize upon a current market exchange. Actual results could differ from those estimates.

B. NET CAPITAL REQUIREMENTS:

The Company is required to maintain minimum net capital as calculated by the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. At June 30, 2008, the Company had a net capital requirement of $9,763 and net capital of $146,892, resulting in excess capital of $137,129.

C. CONCENTRATION OF CREDIT RISK:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

D. RELATED PARTY TRANSACTIONS:

The Company has entered into a management services contract with Wealth Exchange Solutions, Inc., whereby Wealth Exchange Solutions, Inc., provides certain services for the Company. At June 30, 2008 these management fees amounted to $10,500.

Supplemental Schedule of Computation of Net Capital

Under Rule 15c3-1 of the Securities and Exchange Commission

WES INVESTMENTS, LLC.
SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2008

NET CAPITAL:	
Members' Equity	$ 226,336
Add - Capital Contributions	117,100
Total	343,436
Deductions and/or Charges	
Members' Distributions	196,544
NET CAPITAL	146,892
MINIMUM NET CAPITAL REQUIRED	9,763
EXCESS OF NET CAPITAL	$ 137,129

Determination of Reserve Requirements for Broker-Dealers Under Rule 15c3-3

WES Investments, LLC., claims an exemption from Rule 15c3-3 under Section k(2)(ii) of the Securities and Exchange Act of 1934. As a result, there were no reserve requirements.

LEONE, MORRISSEY, HENRIKSEN & SYNAN, P.C.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To The Members
WES Investments, LLC.
143 Wood Road
Braintree, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedule of WES Investments, LLC. (the Company) for the period from inception (November 7, 2007 through June 30, 2008 (on which we issued our report dated July 16, 2008), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities & Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public Accountants

80 Washington Street, Building S, Norwell, Massachusetts 02061 781 • 878 • 9111 FX 781 • 878 • 3666 www.lmhscpas.com

Because of inherent limitations in internal control and the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices or procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Leone, Morrissey, Henriksen & Synan, P.C.

Leone, Morrissey, Henriksen & Synan, P.C.

July 16, 2008

END

Certified Public Accountants

80 Washington Street, Building S, Norwell, Massachusetts 02061 781 • 878 • 9111 FX 781 • 878 • 3666 www.lmhscpas.com